United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on February 23, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on February 23, 2009.

Item 4

Summary of Material Change

On February 23, 2009, Mr. Robert R. McEwen was appointed Executive Chairman of Minera Andes Inc. (the “Corporation” or “Minera Andes”). In addition, Messrs. Richard Brissenden and Michael Stein were appointed to the board of directors filling the vacancies left by the resignation of Richard Clark (previously announced on February 3, 2009) and the resignation of Dr. Arthur D. (Darryl) Drummond on February 23, 2009.

Item 5.1

Full Description of Material Change

On February 23, 2009, Mr. Robert R. McEwen was appointed Executive Chairman of Minera Andes In addition, Messrs. Richard Brissenden and Michael Stein were appointed to the board of directors filling the vacancies left by the resignation of Richard Clark (previously announced on February 3, 2009) and the resignation of Dr. Arthur D. (Darryl) Drummond on February 23, 2009.

Please refer to the news release of the Corporation dated February 23, 2009 attached hereto as Schedule “A” for further details.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President and Chief Executive Officer at (509) 921-7322.

Item 9

Date of Report

February 26, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

ROB McEWEN BECOMES EXECUTIVE CHAIRMAN OF MINERA ANDES
- TWO NEW DIRECTORS APPOINTED

SPOKANE, WASHINGTON – February 23, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) is pleased to announce that Robert R. McEwen has been appointed as Executive Chairman of Minera Andes.  Minera Andes has also appointed two new directors, Messrs. Richard Brissenden and Michael Stein.  Minera Andes also announced that Dr. Arthur D. (Darryl) Drummond has retired as a director of the Corporation after almost 13 years of service.

Mr. McEwen is the Chairman and CEO of U.S. Gold (TSX and AMEX: UXG).  He is a recipient of the Order of Canada, Canada’s highest civilian honor. A leading Canadian mining industry entrepreneur, with active exploration underway in Nevada and Mexico, Mr. McEwen was the founder, former chairman and CEO of Goldcorp Inc., which he built from an investment company with a $50 million market capitalization to one of the largest gold-mining companies in the world with an $8 billion market capitalization by the time he retired from the company. His achievements in natural resources have been recognized with such honors as The Northern Miner’s Man of the Year Award; Ernst & Young’s Ontario Entrepreneur of the Year in the Energy Category; and the Developer of the Year Award from the Prospectors and Developers Association of Canada.

Mr. Richard Brissenden is a chartered accountant with more than 25 years experience in the mining and exploration sector. He serves as a director on several mining companies, including Canuc Resources Corporation, Excellon Resources Inc., Corona Gold Corporation, Lexam Explorations and Valdez Gold. He has previously served as a director of, amongst others, Metco Resources., which was purchased by Breakwater Resources Ltd. in 2008 and Hudbay Minerals Inc. from June 2003 to 2006.

Mr. Stein has been Chairman and Chief Executive Officer of MPI Group Inc., a company engaged in real estate investment and development, since 1994. Mr. Stein has also held the position of Chairman and Chief Executive Officer of MICC Properties Inc., a company engaged in real estate investment and development, since 1987.  Mr. Stein is also currently the Chairman of Canadian Apartment Properties Real Estate Investment Trust (CAP REIT).  Between 1978 and 1987, Mr. Stein held progressively senior positions, ultimately holding the position of Executive Vice President responsible for operations, with The Mortgage Insurance Co. of Canada. Mr. Stein was a director of Moneysworth & Best Shoe Care Inc. between 1997 and 2000.  Mr. Stein was also a member of the Board of Directors of Goldcorp Inc., a public natural resource company the shares of which are listed on the TSX and New York Stock Exchange, between 2000 and 2006.  Mr. Stein is a graduate engineer and holds a Master of Business Administration in Finance and International Business from Columbia University in New York.

Messrs. Brissenden and Stein were nominated for appointment by Mr. McEwen, pursuant to the rights he has in connection with the private placement he recently completed with Minera Andes.

Mr. Ambrose, President and Chief Executive Officer of Minera Andes said “I look forward to the contributions of these new, highly experienced board members as Minera Andes continues to grow and uses its ongoing income to create new asset value and market awareness.  We are also very pleased that Rob McEwen has agreed to take on a more active executive role with the Corporation.”

Dr. Drummond is a self-employed consulting geological engineer who lives in Vancouver, British Columbia. On behalf of the Corporation, Mr. Ambrose thanked Dr. Drummond for his many years of service to the Corporation.  Mr. Ambrose said “I am very grateful to Darryl for his long-time service on the Board and his guidance, as Minera Andes has grown from an early-stage exploration company to an emerging gold/silver production company with excellent prospects for growth.”

The Board of Directors of the Corporation now consists of Robert R. McEwen, Executive Chairman, Allen V. Ambrose, President and Chief Executive Officer, Richard W. Brissenden, Victor Lazarovici, Allan J. Marter, Dr. Donald Quick and Michael L. Stein.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina.  Minera Andes holds a 49% interest in the San José Project, an operating gold and silver mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation has 208,458,821 common shares issued and outstanding.

This news release is submitted by Allen V. Ambrose, President and Chief Executive Officer of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chief Executive Officer

Dated:  February 26, 2009